

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 19, 2016

Walter Uihlein
Chief Executive Officer
Acushnet Holdings Corp.
333 Bridge Street
Fairhaven, MA 02719

> **Re: Acushnet Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 5, 2016**
> **File No. 333-212116**

Dear Mr. Uihlein:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2016 letter.

Business, page 122

Our Products, page 132

1. We note your response to our prior comment 21. Please place in context your disclosure on page 131 regarding your initiatives to increase penetration in the golf gear and wear categories and your disclosure on pages 141-42 regarding your positioning in these categories by providing information, to the extent available, regarding your consumer market share and principal competitors in the following categories: golf gear; worldwide net sales of outerwear; general golf apparel; men's general golf apparel; and U.S. women's golf apparel.

General

2. You state in your response to our prior comment 11 the purpose of the 2011 combined data is to facilitate comparison of the combined results with the other years presented and assert that the impact of the acquisition is not meaningful for that purpose. However, the combined data is not materially comparable in several respects and an assertion that it is not meaningful does not appear to comply with the disclosure requirement in Instruction 2 to Item 301 of Regulation S-K. Please expand your disclosure to address comparability in more detail. Your revised disclosure should include a discussion of the material differences due to purchase accounting.

   In addition, consider whether the combined data represents a collection of non-GAAP measures since the combination is not reflected in your GAAP financial statements. If this data is within the scope of the non-GAAP rules, consider the guidance in Question 102.09 of the Non-GAAP Financial Measures C&DIs regarding full income statement presentations.

3. Please update your financial statements as required by Rule 3-12 of Regulation S-X.

   You may contact Melissa Gilmore at (202) 551-3777 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Adviser
Office of Transportation and Leisure

cc: Roxanne F. Reardon, Esq.
        Simpson Thacher & Bartlett LLP